SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

We hereby announce that we received the following letter from Banco Opportunity S.A., on July 24, 2006

Rio de Janeiro, July 24, 2006.

Companhia Paranaense de Energia - COPEL
At. Mr. Paulo Roberto Trompczynski
CFO and Investor Relations Officer

Ref. Sale of Shareholdings

Dear Sir,

Banco Opportunity S.A., inscribed in the Corporate Roll of Taxpayers under no. 33.857.830/0001 -99, as manager of the funds Opportunity Lógica II FIA, Opportunity Lógica II Institucional FIA, OPP I FIA, Opportunity Carteira Ativa FIA, Opportunity Mercado à Vista FIA, Opportunity Renda Variável FIA, Opportunity I FIA, Opportunity Midi 90 FI Multimercado, Opportunity Midi FI Multimercado, Opportunity Special FIA, Opportunity T2 FI Multimercado, Opportunity T60 FI Multimercado and Luxor FI Multimercado (“Funds”), hereby announces that, pursuant to CVM Instruction 358/2002, 1,405,800,000 class B preferred shares issued by Companhia Paranaense de Energia – COPEL (“Company”) were sold on July 21, 2006, said Funds remaining with 4.41% of the class B preferred shares issued by the Company.

The Funds’ holdings in the Company are a result of their respective investment strategies, and are not aimed at changing the Company’s ownership or management structure.

This notice has been sent to the Brazilian Securities and Exchange Commission – CVM - and to the São Paulo Stock Exchange – Bovespa, and the attached Notice to the Market will be published tomorrow, July 25, 2006, in “O Estado do Paraná”, the newspaper in which the Company normally makes its public announcements.

We remain at your disposal for any questions you may have or any information you may need.

Sincerely,

BANCO OPPORTUNITY S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.